Exhibit 4.11

Amended and Restated Power of Attorney

I, Yin Shenping , with ID number 320113196912054853 , am a shareholder who owns a 1.25% equity interest in Beijing Baihengda Petroleum Technology Co., Ltd. (" Petroleum Technology ") (" My Equity "). Since my equity interest in the Power of Attorney dated January 1, 2008 has been effectively canceled, I hereby irrevocably authorize Recon Hengda Technology (Beijing) Co., Ltd. ( " Hengda Technology ") to exercise the following rights during the validity period of this power of attorney:

To authorize Hengda Technology to act as my sole and exclusive agent to exercise all rights on my behalf in my name on matters related to my equity, including but not limited to the following rights: (1) participate in the shareholders’ meeting of Petroleum Technology and execute the relevant shareholders’ resolutions on my behalf; (2) exercise all the shareholder rights that I have in accordance with the law and the articles of association of Petroleum Technology, including but not limited to shareholders’ voting rights, the right to sell or transfer or pledge or dispose of all or any part of my equity; and (3) as my authorized representative, designate and appoint the legal representative, chairman of the board, directors, supervisors, general manager and other senior management personnel of Petroleum Technology.

Hengda Technology will have the right to sign the revised and restated exclusive right of purchase contract (I shall be a party to the contract) on behalf of me within the scope of authorization, and perform the assignment contract as a party to the contract on the same day as this power of attorney. The exercise of the revised and restated equity pledge contract and the revised and restated exclusive right of purchase contract signed will not impose any restriction on the exercise of this authorization.

Except as otherwise stipulated in this power of attorney, all actions of Hengda Technology regarding my equity can be made in accordance with its own judgment without any oral or written instructions from me.

All acts of Hengda Technology regarding my equity shall be regarded as my own, and all signed documents shall be deemed to have been signed by me, and I will recognize it.

Hengda Technology has the right to delegate, and can re-delegate other individuals or units on its own for the handling of the above matters and the exercise of its own equity without notifying me or obtaining my consent in advance, but it shall notify me immediately afterwards, and such delegated rights The exercise shall not harm my interests.

While I am a shareholder of Petroleum Technology, this power of attorney is irrevocable and continues to be valid, starting from the date of signing this power of attorney.

During the period of this power of attorney, if I need to exercise all the rights related to my equity that have been authorized to Hengda Technology through this power of attorney, I shall negotiate with Hengda Technology.

Signed: Yin Shenping

/s/ Yin Shenping
Yin Shenping

Effective as of April 1, 2019